UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BioSpecifics Technologies Corp.

(Name of Subject Company)

BioSpecifics Technologies Corp.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

090931106

(CUSIP Number of Class of Securities)

2 Righter Parkway

Delaware Corporate Center II

Wilmington, DE 19803

(302) 842-8450

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Carl A. Valenstein

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02210

(617) 341-7501

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is BioSpecifics Technologies Corp. (the “Company”), a corporation organized under the laws of Delaware. The Company’s principal executive offices are located at 2 Righter Parkway, Delaware Corporate Center II, Wilmington, DE 19803. The Company’s telephone number at such address is (302) 842-8450. The Company’s website is www.biospecifics.com. The information on the Company’s website is not part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (the “Shares” and each, a “Share”). As of the close of business on October 28, 2020, there were: (i) 7,344,955 Shares issued and outstanding; (ii) 212,187 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Company Options”); and (iii) 12,666 Shares subject to issuance pursuant to outstanding restricted stock units to acquire Shares (the “Company RSUs”).

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information — Name and Address” above.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Beta Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Endo International plc, a public limited company incorporated under the laws of Ireland (“Endo”), to purchase all of the outstanding Shares. Purchaser is offering, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitute the “Offer”), to purchase all outstanding Shares at a price per Share of $88.50, net to the holder in cash, without interest (the “Offer Price”), and subject to any applicable withholding taxes. Purchaser filed a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”) on November 2, 2020.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of October 19, 2020 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Endo and Purchaser, pursuant to which, as soon as practicable following the completion of the Offer and the satisfaction or waiver of certain conditions (but in any event no later than two business days thereafter), Purchaser will merge with and into the Company in accordance with Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), and the Company will be the surviving corporation and become a wholly owned subsidiary of Endo, without a vote of the Company’s stockholders (such corporation, the “Surviving Corporation,” and such merger, the “Merger”). Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will, after the expiration of the Offer, irrevocably accept for payment and pay for all Shares validly tendered (and not validly withdrawn) prior to the expiration of the Offer in accordance with the procedures set forth in the Offer to Purchase. The Offer will expire at one minute after

11:59 p.m. New York time on December 1, 2020 (the “Expiration Time”), unless Purchaser has extended the Offer in accordance with the terms of the Merger Agreement, in which event the term “Expiration Time” will mean the date and time to which the initial expiration time of the Offer is so extended. The time at which Purchaser irrevocably accepts for payment Shares validly tendered and not validly withdrawn in the Offer pursuant to and subject to the conditions in the Offer is referred to as the “Acceptance Time.”

Purchaser’s obligation to purchase the Shares validly tendered pursuant to the Offer is subject to the satisfaction or waiver (where permissible under applicable law) of certain conditions set forth in the Merger Agreement including, the Antitrust Condition, the Minimum Condition, the Restraint Condition, the Litigation Condition, the Representations Condition, the Covenant Condition and the MAE Condition (each, as defined, and described more fully, in the Offer to Purchase under Section “— Conditions to the Offer”). At the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares (i) owned by the Company, Endo or Purchaser, or by any direct or indirect subsidiary of the Company, Endo or Purchaser, (ii) irrevocably accepted for purchase pursuant to the Offer and (iii) held by stockholders who are entitled to demand and have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance in all respects with Section 262 of the DGCL, and, as of the Effective Time, have neither effectively withdrawn nor otherwise lost their rights to appraisal and payment under Section 262 of the DGCL (the “Dissenting Shares” and, together with the Shares referred to in clauses (i) and (ii), collectively, “Excluded Shares”)) will be automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and subject to any applicable withholding taxes (the “Merger Consideration”). See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Treatment of Equity Awards in the Transactions” below for a discussion of the treatment of the Company Options and Company RSUs.

If the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated by the Merger Agreement, no vote of the Company’s stockholders will be required to consummate the Merger and the Merger may be completed following the Acceptance Time, assuming that as of immediately prior to the Expiration Time, there be validly tendered and not withdrawn in accordance with the terms of the Offer, and received by the depository for the Offer, a number of Shares that, together with the Shares then owned by Endo, Purchaser and their respective affiliates (if any), represents at least a majority of all then outstanding Shares on a fully diluted basis.

As set forth in the Offer to Purchase, the principal executive offices of Endo are located at First Floor, Minerva House, Simmonscourt Road, Ballsbridge, Dublin 4, Ireland, and the telephone number of Endo is 011-353-1-268-2000. As set forth in the Offer to Purchase, the principal executive offices of Purchaser are located at 1400 Atwater Drive, Malvern, Pennsylvania 19355 and the telephone number of Purchaser is (484) 216-0000.

The foregoing summary of the Offer and the Merger Agreement is qualified in its entirety by the Merger Agreement and the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be obtained without charge from the SEC’s website at www.sec.gov, or on the investor relations section of the Company’s website at https://www.biospecifics.com/investors/.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or as incorporated by reference herein, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) any of its executive officers, directors or affiliates, or (ii) Endo, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Company’s board of directors (the “Company Board”) was aware of the agreements and arrangements described in this Item 3 in determining to make the recommendation set forth in this Schedule 14D-9.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements between the Company, Endo and Purchaser

Merger Agreement

On October 19, 2020, the Company, Endo and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement and the description of the terms and conditions of the Offer contained in Item 4 (The Solicitation or Recommendation) and related procedures and withdrawal rights contained in the Offer to Purchase are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated by reference herein.

Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Offer and the Merger. It is not intended to provide any other factual information about the Company, Endo or Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in confidential disclosure schedules that were provided by the Company to Endo and Purchaser but not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement, except with respect to their right to receive the Offer Price following the Acceptance Time or to receive the Merger Consideration and except that the Company has the right to pursue damages, on behalf of its stockholders, against Endo and/or Purchaser for the loss of the Merger Consideration in the event of any breach of the Merger Agreement by Endo or Purchaser. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Support Agreement

In connection with the execution of the Merger Agreement, the Marital Trust U/W/O Edwin H. Wegman Dated 8-10-06 (the “Supporting Stockholder”) entered into a Support Agreement with Endo and Purchaser,

dated as of October 19, 2020 (the “Support Agreement”). The Supporting Stockholder beneficially owned, in the aggregate, 935,073 Shares, which represented approximately 12.7% of the Company’s total outstanding Shares based on 7,344,955 outstanding Shares as of October 28, 2020.

Subject to the terms and conditions of the Support Agreement, the Supporting Stockholder agrees, among other things, subject to certain exceptions, to validly tender all of its shares after commencement of the Offer and to vote against any action, agreement or transaction involving the Company that can impede, interfere with or prevent the consummation of the Merger. In addition, the Supporting Stockholder has agreed to, if necessary, vote its shares: (i) for the adoption of the Merger Agreement, in the event any vote or consent of the stockholders of the Company is required to adopt the Merger Agreement, approve the Merger or otherwise approve any of the Transactions; (ii) against any action or agreement that is intended or would reasonably be expected to result in the failure of any of the Offer Conditions (as defined in the Merger Agreement) to be satisfied; (iii) against any Acquisition Proposal (as defined in the Merger Agreement); (iv) against any other action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to impede, interfere with or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement; and (v) against any commitment or agreement to take any action inconsistent with any of the preceding clauses (i) through (iv).

The Support Agreement will terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the delivery of written notice of termination by the Supporting Stockholder to Endo and Purchaser following any amendment, modification, change or waiver to any provision of the Merger Agreement that decreases the amount or changes the form of the cash consideration (other than adjustments in accordance with the terms of the Merger Agreement), (c) the Company Board or any authorized committee thereof has effected a Company Board Recommendation Change (as defined in the Merger Agreement) in accordance with the terms and conditions of the Merger Agreement, and (d) the Effective Time.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Support Agreement, a form of which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

Confidentiality Agreement

Prior to signing the Merger Agreement, Endo and the Company entered into a confidential disclosure agreement, effective as of September 22, 2020 (the “Confidentiality Agreement”), pursuant to which Endo agreed, subject to certain exceptions, to keep confidential non-public information about the Company in connection with the consideration of a possible business transaction involving Endo and the Company. Endo’s and the Company’s obligations with respect to confidential information will expire eighteen months after the date of the Confidentiality Agreement. The Confidentiality Agreement also includes (i) an employee non-solicitation provision and (ii) a standstill provision, both will expire eighteen months after the date of the Confidentiality Agreement. However, notwithstanding the foregoing and pursuant to the Merger Agreement, the Company has waived such standstill provision with respect to any actions taken in furtherance of or to facilitate the transactions contemplated by the Merger Agreement (the “Transactions”).

This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9, and is incorporated by reference herein.

Arrangements with Current Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have financial interests in the Transactions, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Company Board was aware of these potentially differing interests and considered them, among other matters, in evaluating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Reasons for the Company Board’s Recommendation.”

The Company’s executive officers are as follows:

Name of Executive Officer	Position
Joseph Truitt	Chief Executive Officer
Patrick Hutchison	Chief Financial Officer
Alex Monteith	Chief Business Officer

Outstanding Shares Held by Executive Officers and Directors

If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same cash consideration on the same terms and conditions as the other stockholders of the Company. If the executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Acceptance Time occurs and the Merger is consummated, the executive officers and directors will receive in exchange for their Shares, the same cash consideration on the same terms and conditions as the other stockholders of the Company. The following table sets forth (i) the number of Shares (excluding Shares subject to issuance pursuant to outstanding Company Options and Company RSUs) beneficially owned as of October 28, 2020 by each of the Company’s executive officers and directors and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares(1)		Aggregate Cash Consideration for Shares ($)
Joseph Truitt	—		—
Patrick Hutchison	—		—
Alex Monteith	—		—
Jennifer Chao	1,920		169,920
Michael Schamroth	115,890		10,256,265
Dr. Paul Gitman	16,890		1,494,765
Dr. Mark Wegman	1,002,235	(1)	88,697,798
Toby Wegman	936,963	(1)	82,921,226
Mike Sherman	—		—
Corey Fishman	—		—
All of the Company’s current directors and executive officers as a group (10 persons)	1,138,825	(2)	100,786,013

(1)

Includes indirect ownership of 935,073 Shares beneficially owned by the Edwin H. Wegman Marital Trust, for which Dr. Wegman and Ms. Wegman each disclaim beneficial ownership except to the extent of Dr. Wegman’s and/or Ms. Wegman’s pecuniary interest therein.

(2)	Includes 935,073 Shares beneficially owned by the Edwin H. Wegman Marital Trust that Dr. Wegman and Ms. Wegman serve as co-trustees.

Treatment of Equity Awards in the Transaction

Treatment of Company Options

The Merger Agreement provides that, at the Effective Time, each then outstanding Company Option, whether or not vested, will be cancelled and converted into the right to receive a cash payment equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Company Option immediately prior to the Effective Time, by (y) the amount, if any, by which the Offer Price exceeds the per share exercise price of such Company Option. As of October 28, 2020, all Company Options had a per share exercise price that is less than the Merger Consideration.

The following table sets forth, for our executive officers and seven non-employee directors, (i) the number of Shares underlying the vested portion of the Company Options (the “Vested Company Options”) as of October 28, 2020, (ii) the number of Shares underlying the unvested portion of the Company Options (the “Unvested Company Options”) as of October 28, 2020, (iii) the weighted average exercise price of each category of Company Options, and (iv) the aggregate cash consideration payable (on a pre-tax basis) in respect thereof, with that aggregate cash consideration calculated by multiplying (a) the excess of the Offer Price over the weighted average exercise price of the Vested Company Option or Unvested Company Option, as applicable, by (b) the number of Shares subject to the Vested Company Option or Unvested Company Option, as applicable.

	Vested Company Options			Unvested Company Options			Aggregate Outstanding Company Options
Name of Executive Officer or Director	Shares Underlying Vested Company Options	Weighted Average Exercise Price ($)	Aggregate Vested Company Option Payment ($)(1)	Shares Underlying Unvested Company Options	Weighted Average Exercise Price ($)	Aggregate Unvested Company Option Payment ($)(1)	Aggregate Company Option Payment ($)(1)
Joseph Truitt	—	—	—	100,000	63.72	2,478,000	2,478,000
Patrick Hutchison	—	—	—	10,000	56.21	322,900	322,900
Alex Monteith	—	—	—	20,000	66.96	430,800	430,800
Jennifer Chao	9,187	41.05	435,923	12,500	47.34	514,500	950,423
Michael Schamroth	—	—	—	—	—	—	—
Dr. Paul Gitman	—	—	—	—	—	—	—
Dr. Mark Wegman	—	—	—	—	—	—	—
Toby Wegman	—	—	—	—	—	—	—
Mike Sherman	—	—	—	6,000	55.63	197,220	197,220
Corey Fishman	—	—		6,000	55.63	197,220	197,220
Executive Officers as a group (3 persons)	—	—	—	130,000	63.64	3,231,700	3,231,700
Non-Employee Directors as a group (7 persons)	9,187	41.05	435,923	24,500	51.40	908,940	1,344,863
Total (Executive Officers and Non-Employee Directors)							4,576,563

(1)

To estimate the value of payments for Vested Company Options or Unvested Company Options, as applicable, the aggregate number of Shares subject to the Vested Company Options or Unvested Company Options, as applicable, as of October 28, 2020, was multiplied by the excess of (i) the Offer Price of $88.50 over (ii) the weighted average exercise price of the Company Options.

Treatment of Company RSUs

The Merger Agreement provides that, at the Effective Time, each then outstanding Company RSU, whether or not vested, will be cancelled and converted into the right to receive a cash payment equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Company RSU Award immediately prior to the Effective Time, by (y) the Offer Price.

None of our executive officers hold any Company RSUs. The following table sets forth for each of the seven non-employee directors, (i) the number of Shares underlying the unvested portion of the Company RSUs (the “Unvested Company RSUs”) as of October 28, 2020 and (ii) the aggregate cash consideration payable (on a pre-tax basis) in respect thereof, with that aggregate cash consideration calculated by multiplying (a) the Offer Price, by (b) the number of Shares subject to the Unvested Company RSU. As of October 28, 2020, all outstanding Company RSUs were Unvested Company RSUs.

	Unvested Company RSUs
	Shares Underlying Unvested Company RSUs	Aggregate Unvested Company RSU Payment ($)(1)
Jennifer Chao	1,726	152,751
Michael Schamroth	1,726	152,751
Dr. Paul Gitman	1,726	152,751
Dr. Mark Wegman	1,726	152,751
Toby Wegman	1,726	152,751
Mike Sherman	2,018	178,593
Corey Fishman	2,018	178,593
Non-Employee Directors as a group (7 persons)	12,666	1,120,941

(1)	To estimate the value of payments for Unvested Company RSUs, the aggregate number of Shares subject to the Unvested Company RSUs was multiplied by the Offer Price of $88.50.

Executive Severance Benefits

Each of the Company’s executive officers is party to an employment agreement with the Company. The consummation of the Offer and Merger will constitute a change of control under the terms of each employment agreement. The following provides a summary of the severance benefits that each executive officer is entitled to pursuant to his employment agreement.

Truitt Employment Agreement

Pursuant to Joseph Truitt’s employment agreement, dated May 7, 2020 (the “Truitt Employment Agreement”), in the event Mr. Truitt’s employment with the Company is terminated (1) by the Company without cause (as defined in the Truitt Employment Agreement) or (2) by Mr. Truitt for good reason (as defined in the Truitt Employment Agreement), within one year following a change of control (as defined in the Employment Agreement), Mr. Truitt will be entitled to receive: (a) a cash payment equal to 1.5 times his annual base salary as in effect on the termination date, payable in a lump sum within sixty days following the termination date; (b) a cash payment equal to his target annual bonus for the year in which termination occurs, payable in a lump sum within sixty days following the termination date; (c) reimbursement in cash equal to 100% of the monthly COBRA premium incurred by Mr. Truitt for himself and his eligible dependents under the Company’s health plans during the 18-month period following the termination date; (d) accelerated vesting of the portion of the option award granted in connection with his offer of employment that remains unvested as of the termination date; and (e) any accrued but unpaid base salary and any benefits accrued and due under any applicable benefit plans and programs of the Company and any accrued but unpaid annual bonus awarded and payable for the fiscal year preceding termination. The foregoing payments, with the exception of subsection (e), shall be subject to Mr. Truitt’s execution and delivery of a written release in favor of the Company. Additionally, if Mr. Truitt’s employment is terminated for any reason, he is entitled to payment for any accrued unused vacation for the year in which his employment is terminated.

Hutchison Employment Agreement

Pursuant to that certain letter agreement with Patrick Hutchison, with an effective date of January 6, 2020, as amended by the letter agreement, dated June 4, 2020 (the “Hutchison Employment Agreement”), if the

Company terminates Mr. Hutchison’s employment without cause (as defined in the Hutchison Employment Agreement), Mr. Hutchison is entitled to the payment of any earned but unpaid base salary through the date of termination, and if Mr. Hutchison executes, delivers, and complies with a waiver and general release of claims in favor of the Company, he will also be eligible to receive the aggregate amount equal to six months of his then-current base salary, payable in equal installments over the six-month period following the date of the termination of his employment. In the event Mr. Hutchison resigns from the Company or the Company terminates his employment at any time for cause or due to death or disability (as defined in the Hutchison Employment Agreement), the Company will pay to Mr. Hutchison any earned but unpaid base salary and any unused vacation accrued (if applicable) through the date of such resignation or termination (at rates then in effect, less standard deductions and withholdings).

Monteith Employment Agreement

Pursuant to that certain employment agreement entered into with Alex Monteith on June 19, 2020 (the “Monteith Employment Agreement”), in the event that Mr. Monteith’s employment is terminated by the Company without cause (as defined in the Monteith Employment Agreement) or by Mr. Monteith for good reason (as defined in the Monteith Employment Agreement), in each case upon or within one year following a change of control (as defined in the Monteith Employment Agreement), if Mr. Monteith executes and does not revoke a written release in favor of the Company, Mr. Monteith will be entitled to receive: (a) a lump sum cash payment equal to 1 times his then-current annual base salary (or, in the case of a resignation for good reason due to a reduction in base salary, at the rate in effect immediately prior to such reduction); (b) a lump sum cash payment equal to the amount of his target annual bonus for the year in which termination occurs; (c) reimbursement in cash equal to 100% of the monthly COBRA premiums incurred by Mr. Monteith for himself and his eligible dependents under the Company’s health plans during the 12-month period following his termination; and (d) any accrued but unpaid base salary and any benefits accrued due under any applicable benefit plans and programs and any accrued but unpaid annual bonus awarded and payable for the fiscal year preceding termination. Notwithstanding the foregoing, Mr. Monteith shall be entitled to the benefits outlined in subsection (d) regardless of whether he executes or revokes a release. Additionally, upon termination of employment, Mr. Monteith will be entitled to payment of any accrued unused vacation for the year in which his employment is terminated.

The Truitt Employment Agreement and the Monteith Employment Agreement each provide that, in the event of a change of ownership or control of the Company, if it is determined by an independent certified public accounting firm, that any portion of the payments paid or payable pursuant to the Truitt Employment Agreement or the Monteith Employment Agreement, as applicable, (or otherwise paid or payable), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code, each of Mr. Truitt and Mr. Monteith, as applicable, will be entitled to receive an amount of such payments reduced so that no portion of the present value of the payments would constitute an excess parachute payment, or the amount otherwise paid or payable to each individual under the applicable employment agreement (or otherwise paid or payable) reduced by all applicable taxes, including the excise tax imposed under Section 4999 of the Code, whichever amount results in the greater amount payable to each individual on a net after-tax basis.

The estimated value of the severance payments and benefits for each of the named executive officers and each of Messrs. Truitt and Hutchison, who became the Company’s principal executive officer and principal financial officer after the end of the last completed fiscal year is set forth below in the table entitled “Golden Parachute Compensation Table.” Based on the same assumptions to the “Golden Parachute Compensation Table,” the estimated aggregate cash severance payment for Mr. Monteith, including reimbursement for an estimated 12 months of COBRA premiums as described above, assuming a qualifying termination on October 28, 2020, is $583,724.

Non-Employee Director Change of Control Agreements

Prior to and unrelated to the Transactions, the Company had entered into change of control agreements (collectively, the “Change of Control Agreements”) with certain of its non-employee directors in 2007 and, thereafter, in connection with the subsequent appointment of additional non-employee directors; however, as the Merger Agreement provides for the acceleration and payment of Company Options and Company RSUs, the terms of the Change of Control Agreements are immaterial and have no impact on the payment or rights of the non-employee directors in connection with the Transactions.

Transactional Bonuses

On October 16, 2020, in connection with approving the Merger Agreement, the Board, effective upon the execution of the Merger Agreement, approved the grant of cash bonuses in the aggregate amount of $2,612,000 (the “Transactional Bonuses”) to certain executive officers, employees, and non-employee directors of the Company. The Transactional Bonuses are contingent and payable only upon the closing of the Merger, and were adopted by the Company Board to, among other matters, recognize significant contributions with respect to the consummation of the Merger, and provide incentives to continue their employment with the Company through closing of the Merger.

The Company Board approved Transactional Bonus amounts of (i) $1,120,000 to Joseph Truitt, the Company’s Chief Executive Officer, (ii) $90,000 to Patrick Hutchison, the Company’s Chief Financial Officer, (iii) $154,000 to Alex Monteith, the Company’s Chief Business Officer, and (iv) $1,200,000 to Jennifer Chao, the Chairman of the Board.

Treatment of 2020 Annual Bonuses

Pursuant to the Merger Agreement, each employee of the Company who is employed immediately after the Effective Time will receive payment of his or her annual incentive cash bonus in respect of the 2020 calendar year with the applicable performance goals in respect of the 2020 calendar year deemed achieved at 100% of target value, pro-rated for Mr. Truitt (the “2020 Bonus Payment”). The 2020 Bonus Payments will be made within ten business days after the Closing. The estimated value of the 2020 Bonus Payment for each named executive officer and each of Messrs. Truitt and Hutchison, who became the Company’s principal executive officer and principal financial officer after the end of the last completed fiscal year is set forth in the table entitled “Golden Parachute Compensation Table.” Based on the same assumptions to the “Golden Parachute Compensation Table,” the estimated aggregate value of the 2020 Bonus Payments for Mr. Monteith is $154,000.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of the Company’s named executive officers listed in the Company’s Definitive Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders and each of Messrs. Truitt and Hutchison, who became the Company’s principal executive officer and principal financial officer after the end of the last completed fiscal year. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. In this section, the term “golden parachute” describes the Merger-related compensation that will or may be payable to the Company’s named executive officers.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each such person would receive, assuming that (i) the Effective Time will occur on December 1, 2020 (which is the assumed date solely for purposes of this golden parachute compensation disclosure), (ii) each such person will experience a qualifying termination of employment at that time, (iii) each such person’s base salary rate and annual target bonus remain unchanged from those in effect as of October 28, 2020, (iv) Company Options and Company RSUs outstanding as of October 28, 2020 vest immediately prior to the Effective Time, with the value thereof determined based on an Offer Price of $88.50 (and, other than ordinary course vesting in accordance with the terms of the applicable award agreement, do not otherwise vest prior to December 1, 2020), (v) no such person receives any additional equity grants on or prior to the Effective Time and (vi) no such person enters into any new agreement with the Company or Endo, or is otherwise legally entitled to any additional “golden parachute” compensation or benefits. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including but not limited to the assumptions described in the footnotes to the following table, the actual amounts, if any, to be received by such person may materially differ from the amounts set forth below.

For purposes of this golden parachute disclosure, “single trigger” refers to payments and benefits that arise as a result of the consummation of the Transactions and “double trigger” refers to payments and benefits that require two conditions, which are the consummation of the Transactions and a qualifying termination of employment (and is inclusive of the amounts arising as a result of a “single trigger”).

	Golden Parachute Compensation Table
	Single Trigger
Name of Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Joseph Truitt	1,364,877	2,478,000	—	—	3,842,877
Patrick Hutchison	180,000	322,900	—	—	502,900
J. Kevin Buchi(5)	—	—	—	—	—
Dr. Ronald Law(5)	—	—	—	—	—
Patrick Caldwell(5)	—	—	—	—	—
		Double Trigger
Joseph Truitt	2,547,254	2,478,000	67,086	—	5,092,340
Patrick Hutchison	330,000	322,900	—	—	652,900
J. Kevin Buchi(5)	—	—	—	—	—
Dr. Ronald Law(5)	—	—	—	—	—
Patrick Caldwell(5)	—	—	—	—	—

(1)	Cash.

(a)

Single Trigger: Amounts represent the sum of each such person’s Transactional Bonus and 2020 Bonus Payment. With respect to Mr. Truitt’s 2020 Bonus Payment, pursuant to the Truitt Employment Agreement, his 2020 annual bonus is pro-rated. Accordingly, he is entitled to receive 60% of his base salary multiplied by a fraction, the numerator of which is the number of days that elapsed from May 7, 2020 until December 31, 2020.

(b)

Double Trigger: Amounts represent the sum of each such person’s Transactional Bonus, 2020 Bonus Payment, and the severance amounts owed pursuant to their respective employment agreements. Pursuant to the Truitt Employment Agreement, Mr. Truitt is entitled to (i) a cash payment equal to 1.5 times his annual base salary and (ii) a cash payment equal to his target annual bonus for the year in which termination occurs as severance if the termination occurs within one year of the change in control. Pursuant to the Hutchison Employment Agreement, Mr. Hutchison is entitled to receive the aggregate amount equal to six months of his base salary as severance.

Named Executive Officer	Base Salary Component of Severance ($)	Annual Bonus Component of Severance ($)	Transactional Bonus ($)	2020 Annual Bonus ($)	Total ($)
Joseph Truitt	937,500	244,877	1,120,000	244,877	2,547,254
Patrick Hutchison	150,000	—	90,000	90,000	330,000
J. Kevin Buchi(5)	—	—	—	—	—
Dr. Ronald Law(5)	—	—	—	—	—
Patrick Caldwell(5)	—	—	—	—	—

For additional disclosure related to the amounts disclosed in this column, see the sections above titled “Item 3 — Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Executive Severance Benefits,” “ — Transactional Bonuses,” and “ — Treatment of 2020 Annual Bonuses.”

(2)

Outstanding and Unvested Company Options and Company RSUs. As none of the executive officers have any RSUs, the amounts in this column represent the estimated value of the outstanding and unvested Company Options held by each of the named executive officers that will vest and be cancelled at the Effective Time and converted into the right to receive a cash payment. The value of the cash payment for the Company Options is calculated by multiplying the excess of the Merger Consideration over the respective per Share exercise price of the applicable Company Option by the number of Shares subject to that Company Option. The amounts in this column are considered “single trigger” amounts, as those awards will become payable solely as a result of the consummation of the Transactions.

Named Executive Officer	Value of Company Options ($)	Value of Company RSUs ($)	Total Value($)
Joseph Truitt	2,478,000	—	2,478,000
Patrick Hutchison	322,900	—	322,900
J. Kevin Buchi(5)	—	—	—
Dr. Ronald Law(5)	—	—	—
Patrick Caldwell(5)	—	—	—

For additional disclosure related to the amounts disclosed in this column, see the section above titled “Item 3 — Treatment of Equity Awards in the Transaction.”

(3)

Perquisites / Benefits. The amounts in this column represent the estimated value of Company-paid group health care plan continuation coverage during the 18-month period following a qualifying termination of employment within one year of a change of control for Mr. Truitt. The amounts in this column are considered “double trigger” amounts as they will only become payable in the event of a qualifying termination of employment following the consummation of the Transactions.

(4)	Make Whole Payments. None of the named executive officers are entitled to receive any make whole payments.
(5)

Former Named Executive Officers. Mr. Buchi resigned as the Company’s Chief Executive Officer effective April 6, 2020, Mr. Law resigned as the Company’s Chief Executive Officer effective October 8, 2019, and Mr. Caldwell resigned as the Company’s Chief Financial Officer effective January 6, 2020. Messrs. Buchi, Law, and Caldwell will not receive any compensation based on or otherwise related to the Transactions and required to be disclosed pursuant to Item 402(t) of Regulation S-K; however, the SEC rules require their inclusion in the Golden Parachute Compensation Table.

Future Arrangements

It is possible that the executive officers and/or other employees will enter into new compensation arrangements with Endo or the Surviving Corporation. Those arrangements may include, among other things, agreements regarding future terms of employment, the right to receive equity or equity-based awards of Endo and/or to receive retention bonus awards. Any of these types of arrangements are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any agreement, arrangement or understanding with Endo.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the date of the Merger Agreement and to the extent permitted by applicable law, the compensation committee of the Company Board has (i) at a meeting duly called and held at which all members of the compensation committee of the Company Board were present, duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act each agreement, plan, program, arrangement or understanding entered into or established by the Company or any of its subsidiaries on or before the date of the Merger Agreement with or on behalf of any of its officers, directors or employees and the terms of the Merger Agreement, and (ii) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing agreement, plan, program, arrangement or understanding and the Transactions.

Director and Officer Indemnification and Insurance

Under Section 145 of the DGCL, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities.

As permitted by the DGCL and pursuant to the Company’s Amended and Restated Bylaws, as amended by the Amendment to the Amended and Restated Bylaws (the “Bylaws”), the Company has agreed, subject to certain conditions, to indemnify, to the fullest extent authorized by the DGCL, its officers, directors, employees and agents. The Company has agreed to indemnify each person who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Company or is or was serving, or has agreed to serve, as a director, officer, partner, employee or trustee, of or in a similar capacity with another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection therewith. The right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition, provided, however, that such advance payment will only be made upon delivery to the Company of an undertaking, with such security, if any, as the Company Board or stockholders may reasonably require, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to indemnification.

The Merger Agreement provides that, for a period of six years from the Effective Time, Endo will cause the Surviving Corporation to honor and fulfill all rights to indemnification, advancement of expenses and exculpation provisions in the certificate of incorporation or bylaws or comparable organization document of the Company or its subsidiaries in effect on the date of the Merger Agreement. In addition, for a period of six years from the Effective Time, the Surviving Corporation and its subsidiary will (and Endo shall cause the Surviving Corporation and its subsidiary to) cause the certificates of incorporation and/or bylaws of the Surviving Corporation to contain provisions with respect to indemnification, exculpation and the advancement of expenses with respect to any acts or omissions occurring or alleged to have occurred at or prior to the Effective Time that are not less favorable than the indemnification, exculpation and advancement expenses provisions of the Company and its subsidiaries as of the date of the Merger Agreement, and such provisions shall not be repealed, amended or otherwise modified in any matter adverse to a current or former director or officer or any individual serving or who served as a director, officer, member, trustee or fiduciary of any corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Company and any of its subsidiaries (the “Acquired Companies”) or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Acquired Company as a director or officer (the “Indemnified Person”), except as required by applicable law or as provided in the Merger Agreement.

The Merger Agreement also provides that, for a period of six years from the Effective Time, Endo will cause the Surviving Corporation and its subsidiaries to, and the Surviving Corporation will, indemnify and hold harmless each Indemnified Person, from and against all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, Liabilities (as defined in the Merger Agreement) and amounts paid in settlement of or in connection with any threatened or actual action, suit, claim, proceeding, investigation, arbitration or inquiry, whether civil, criminal, administrative or investigative, arising directly or indirectly out of or pertaining directly or indirectly to any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Acquired Companies or other affiliates or by reason of the fact that such Indemnified Person is or was serving at the request of the Acquired Companies as such of another person or any of the Transactions.

In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by applicable law, the Surviving Corporation and its subsidiaries shall (and Endo shall cause the Surviving Corporation and its subsidiaries to) advance, prior to the final disposition of any such proceeding for which indemnification may be sought under the Merger Agreement, promptly following request by an Indemnified Person, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such proceeding upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification thereunder.

The Merger Agreement further provides that, the Surviving Corporation will procure and purchase as of the Effective Time a six year “tail” prepaid policy in respect of acts or omissions occurring at or prior to the Effective Time, covering each Indemnified Person during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, on terms with respect to such coverage and amounts no less favorable than the Company’s existing directors’ and officers’ liability insurance policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage. Notwithstanding the foregoing, if such “tail” prepaid policy is not available at an aggregate cost not greater than 300% of the aggregate annual cost most recently paid by the Company prior to the date of the Merger Agreement, then, prior to the Closing, the Company will obtain as much comparable insurance as can be obtained at an aggregate cost up to but not exceeding that amount. The Surviving Corporation will maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time.

The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Company’s Restated Certificate of Incorporation (the “Charter”), Bylaws, and the Amendment to the Bylaws, which have been filed as Exhibits (e)(1), (e)(14), (e)(15), and (e)(16), respectively, to this Schedule 14D-9 and are incorporated by reference herein.

Section 16 Matters

The Merger Agreement provides that, prior to or as of the Acceptance Time, the Company and the Company Board will take all actions reasonably necessary to cause the dispositions of Shares, Company Options and Company RSUs in connection with the Transactions by each individual who is subject to reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Company Board

At a meeting of the Company Board held on October 16, 2020, the Company Board unanimously adopted resolutions (i) determining that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to, and in the best interests of the Company and the Company’s stockholders, (ii) approving, adopting and declaring advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (iii) determining that the Merger shall be effected as soon as practicable following the Acceptance Time without a vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL, (iv) resolving to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (v) resolving that no rights be distributed or exercisable under the Company Stockholders’ Rights Plan, and determining that the Company Stockholders’ Rights Plan have no force or effect, with respect to the Offer, the Merger and the other Transactions.

For the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A copy of the press release issued by the Company, dated October 19, 2020, announcing the Merger Agreement, the Offer and the Merger is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Recommendation

Background of the Offer and the Merger

The Company’s dual business strategy has focused on both maximizing the relationship with Endo around the XIAFLEX® and Qwo™ portfolios and engaging in business development activities to acquire or in-license non-collagenase opportunities to diversify the Company’s portfolio and diversify the Company’s sources of revenue. Such business development activities have been somewhat delayed by the COVID-19 pandemic because of the difficulty of traveling and meeting in-person with companies of interest. In parallel with these business development activities, management of the Company began discussing with Endo potential modifications to its license agreement with Endo. The Company’s goal was to obtain greater incentives for the Company to engage in further development of XIAFLEX® and Qwo™ for other indications. The Company was focused on implementing this dual strategy when Endo approached the Company with its interest in a potential acquisition of the Company.

History of the Endo Relationship

The Company owns intellectual property with respect to injectable collagenase clostridium histolyticum (“CCH”) that is used to treat, among other indications, Dupuytren’s contracture (“DC”), Peyronie’s disease (“PD”), frozen shoulder syndrome, uterine fibroids, and cellulite. Injectable CCH is currently approved and marketed in the U.S. under the trademark XIAFLEX® for the treatment of both DC and PD. Currently, the Company’s sole source of revenue is from its license agreement with Endo, under which the Company receives license and sublicense income, royalties, milestones and mark-up on cost of goods sold payments related to the sale, regulatory submissions and approval of XIAFLEX® and other collagenase products. On July 6, 2020, Endo announced that it received FDA approval of Qwo™ (collagenase clostridium histolyticum-aaes) for the treatment of moderate to severe cellulite in the buttocks of adult women. Endo anticipates Qwo™ to be available commercially in the U.S. starting in the first half of 2021. In early 2020, Endo announced that it initiated XIAFLEX® development programs for the treatment of plantar fibromatosis and adhesive capsulitis. Endo had previously collaborated with partners to commercialize XIAFLEX® and Xiapex® outside of the United States and Canada. Under the Company’s license agreement with Endo, Endo has the right to further develop CCH for frozen shoulder and plantar fibromatosis, as well as certain other licensed indications. Endo has a right to opt-in for use of CCH in the treatment of uterine fibroids.

The Company and Endo are parties to the Second Amended and Restated Development and License Agreement (as further amended, the “License Agreement”). The License Agreement was originally entered into in June 2004 with Auxilium Pharmaceuticals, Inc., an entity that was acquired by Endo in 2015. Under the License Agreement, Endo has exclusive worldwide rights to develop, market, and sell certain products containing the Company’s enzyme CCH, including a product that Endo markets for approved indications under the trademark XIAFLEX® and a product that recently received marketing approval that Endo intends to commercialize under the trademark Qwo™.

Endo must pay the Company on a country-by-country and product-by-product basis a specified percentage, which typically is in the low double digits, of net sales for products covered by the License Agreement. This royalty applies to net sales by Endo or its sublicensees. Endo also is obligated to pay a percentage of any future regulatory or commercial milestone payments received from such sublicensees. In addition, Endo and its affiliates pay the Company an amount equal to a specified mark-up on certain cost of goods related to supply of XIAFLEX® (which mark-up is capped at a specified percentage of the cost of goods of XIAFLEX®) for products sold by Endo and its affiliates. The License Agreement extends, on a country-by-country and product-by-product basis, for the longer of the patent life, the expiration of any regulatory exclusivity period or twelve years from the effective date. Either party may terminate the License Agreement as a result of the other party’s breach or bankruptcy.

Receipt of Endo’s Non-Binding Offer and Negotiations

During discussions related to the License Agreement and the potential for further development of XIAFLEX® and Qwo™ for other indications, on August 12, 2020, Mr. Blaise Coleman, the Chief Executive Officer of Endo, indicated to Mr. Truitt that Endo might be interested in acquiring the Company and that he and Mr. Truitt should further discuss the strategic rationale of an acquisition.

On August 18, 2020, Mr. Truitt and Mr. Coleman met in person in King of Prussia, PA. At that meeting, Mr. Truitt discussed the Company’s strategy and the related operating environment. In the course of the discussion, Mr. Coleman and Mr. Truitt discussed the possibility of, and rationale for, Endo acquiring the Company in a transaction.

On August 19, 2020, at a regular meeting of the Strategy Committee of the Company Board, the committee members discussed Endo’s inquiry as to the potential transaction and the likelihood that Endo would submit a proposal. The Strategy Committee was formed to assist the Company Board in carrying out its oversight responsibilities related to the business strategy and potential strategic transactions of the Company and has no authority to make decisions on behalf of the Company Board. Representatives of Morgan, Lewis & Bockius LLP (“Morgan Lewis”) were present at all board and committee meetings as Morgan Lewis functions as outside general counsel to the Company. On August 21, 2020, Endo delivered an initial written non-binding indication of interest to the Company (the “First NBIOI”). Pursuant to the First NBIOI, Endo proposed to acquire 100% of the Company’s issued and outstanding shares of common stock for $85.00 per share in cash, subject to the completion of certain confirmatory due diligence requirements and the negotiation of mutually acceptable definitive transaction agreements containing customary closing conditions. This acquisition price represented a 1-day premium of approximately 27% to the Company’s closing price on August 20, 2020 and a 35% premium to the Company’s average closing price for the previous 90 days.

Also on August 21, 2020, following receipt of the First NBIOI, at the direction of the Company’s senior management, Centerview Partners LLC (“Centerview”), financial advisor to the Company, reached out to Company A to see if it would be interested in learning more about the Company, and Company A declined to proceed.

At a special meeting of the Company Board held on August 25, 2020, the Company Board reviewed the First NBOI. The consensus of the Company Board was that the offer undervalued the Company both in terms of the value of the royalty and milestone payments payable for new collagenase indications and in terms of the potential value creation from purchasing new royalty bearing assets under the direction of the new management team. The Company Board reviewed Centerview’s historical relationship disclosures with respect to Endo that were provided to the Company the previous day and unanimously approved engaging Centerview with respect to a potential transaction on standard market terms, including a percentage transaction fee contingent upon the closing of the transaction. The Company Board directed management to obtain a higher offer price as a condition to starting the due diligence process, as the Company Board anticipated a price reduction following due diligence.

On August 26, 2020, Mr. Truitt contacted Mr. Coleman to discuss the First NBIOI and indicated to Mr. Coleman that the Company Board had evaluated Endo’s proposal, but that Endo would need to offer more value in order for the Company Board to consider an acquisition by Endo. During the call, Mr. Coleman and Mr. Truitt agreed to schedule a meeting for the following week to review the Company’s recently completed financial analysis on potential future indications for XIAFLEX® and Qwo™.

On September 1, 2020, at the direction of the Company Board, Mr. Monteith and representatives of ClearView Healthcare Partners LLC (“ClearView”) gave a presentation to Endo management on additional potential indications for XIAFLEX® and Qwo™ in order to demonstrate the value that the acquisition of the Company offered to Endo and that, as a result, the offer price should be increased. ClearView had previously been engaged by the Company to advise management and the Company Board on the value of future pipeline CCH indications and the presentation given to Endo management was adapted for use in negotiations regarding the potential transaction.

On September 8, 2020, Mr. Coleman contacted Mr. Truitt and indicated that Endo would be willing to consider increasing the offer price per share to $88.50 in cash, subject to confirming the increase in the value offered through a due diligence investigation of the Company.

At a special meeting of the Strategy Committee of the Company Board held on September 10, 2020, the committee members discussed the increase in the offer price. The consensus of the Strategy Committee was that Mr. Truitt should go back to Mr. Coleman and Endo, indicating that the offer price would need to further increase before the Company would start the confirmatory due diligence process.

On September 11, 2020, Mr. Truitt and Mr. Coleman had a call to discuss the potential transaction. After discussion, the parties agreed that the next step was to engage in limited, price-confirmatory due diligence in order to provide Endo with information necessary to better evaluate its offer price.

On September 15, 2020, Mr. Truitt was contacted by Mr. Coleman, who informed Mr. Truitt that he had updated the Endo board of directors and that the board of directors of Endo was supportive of moving forward with due diligence in order to better evaluate its offer price.

On September 16, 2020, Morgan Lewis sent Endo a draft confidentiality agreement, including a customary standstill provision and related “fall away” provisions to facilitate further discussions on the basis of confidential information. Skadden, Arps, Slate Meagher & Flom LLP (“Skadden”), Endo’s legal counsel, responded with comments to the confidentiality agreement on September 17, 2020.

Following negotiation, on September 22, 2020, the Company and Endo executed the Confidentiality Agreement. Also, on September 22, 2020, representatives of the Company, Morgan Lewis, Endo and Skadden had a conference call to discuss certain due diligence topics.

On September 23, 2020 certain Endo representatives and representatives of Skadden received access to a virtual data room containing limited price-confirmatory due diligence information in the “first round” of the due diligence process. Certain Endo representatives and representatives of Skadden had follow-up calls and email exchanges with members of the Company’s management and representatives of Morgan Lewis.

On September 24, 2020, a regular meeting of the Company Board was convened. Members of management discussed developments in the Company’s businesses and the strategic efforts undertaken by management in recent months. Mr. Hutchison also provided an overview of the Company’s year-to-date financial performance relative to the preliminary management forecast previously shared with the Company Board in June 2020. Members of management also provided an update on the due diligence process and discussions regarding the potential transaction.

On September 30, 2020 and in the subsequent days, Mr. Truitt and Mr. Coleman further discussed the potential transaction and the first round of the due diligence process, including certain of Endo’s due diligence findings. On October 5, 2020, Mr. Coleman informed Mr. Truitt that Endo had completed its due diligence and intended to submit another written proposal to acquire the Company for $87.00 per share in cash. Mr. Coleman indicated that this decline in the offer price was due to third party royalty obligations of the Company on licensed indications. Later that day, Endo delivered a second non-binding indication of interest to the Company (“Second NBIOI”), indicating Endo’s willingness to acquire 100% of the Company’s issued and outstanding shares of common stock at a price of $87.00 per share in cash, which Endo noted represented a 1-day premium of approximately 66% to the Company’s closing price on October 2, 2020 and a 57% premium to the Company’s average closing price for the previous 30 days. The Second NBIOI indicated that the transaction was not conditioned on financing and that Endo would be willing to work expeditiously towards negotiating definitive agreements and announcing a transaction.

A special meeting of the Company Board was convened in the afternoon of October 6, 2020. Mr. Truitt and representatives of Centerview provided an overview of the recent developments. Representatives of Centerview summarized the key terms of Endo’s proposal and reviewed certain financial aspects of the Second NBIOI. The Company Board also discussed the possibility of requesting Endo to increase its offer price and directed management of the Company to communicate such request.

On October 6, 2020, Mr. Truitt contacted Mr. Coleman to discuss the potential transaction. Mr. Truitt indicated that Endo’s proposal was inadequate and would not provide a basis for the Company Board to move forward. On October 7, 2020, Mr. Coleman contacted Mr. Truitt and submitted a “best and final” offer pursuant to which Mr. Coleman offered to acquire all outstanding shares of the Company for $88.50 per share in cash. Following receipt of the $88.50 proposal, representatives of Centerview and PJT Partners, LP (“PJT”), financial advisor to Endo, discussed certain aspects of Endo’s proposal, and during such discussion, PJT confirmed that the $88.50 proposal was Endo’s best and final offer.

On October 7, 2020, the Company Board held a special meeting with representatives of Morgan Lewis and Centerview in attendance. Mr. Truitt reviewed financial forecasts that had been prepared by management. Mr. Truitt and representatives of Centerview also provided an update on the status of the ongoing discussion between the Company and Endo, including PJT’s confirmation that the $88.50 proposal was Endo’s best and final offer. Thereafter, the Company Board authorized management to proceed with the negotiation of mutually acceptable definitive transaction agreements containing customary closing conditions. Mr. Truitt stated that he and representatives of Endo believed that the parties should work expeditiously towards finalizing the terms of the merger agreement so that they could be in a position to announce a transaction on October 19, 2020. The Company Board approved working towards this timeline.

Thereafter, Mr. Truitt contacted Mr. Coleman and indicated he had spoken with the Company Board and that the Company Board had agreed, on the basis of Endo’s increased $88.50 per share offer, to proceed with an effort to negotiate the terms of definitive transaction agreements.

On October 8, 2020, the Company provided representatives of Endo, Skadden and PJT with access to additional comprehensive due diligence materials in the virtual data room. From October 8, 2020 through October 19, 2020, representatives of Morgan Lewis and Centerview responded to additional due diligence requests.

On October 9, 2020, Skadden delivered an initial draft merger agreement to Morgan Lewis. Members of management and representatives of Morgan Lewis updated the Company Board as to the terms of the merger agreement, and with the approval of the Company Board, continued to engage with representatives of Endo and Skadden.

On October 12, 2020, Skadden provided a draft stockholder support agreement to Morgan Lewis, which Endo requested be entered into by the Marital Trust U/W/O Edwin H. Wegman Dated 8-10-06 concurrently with the public announcement of a proposed transaction. Also, on October 12, 2020, Morgan Lewis sent a revised draft of the merger agreement to Skadden.

In the subsequent days leading up to October 16, 2020, representatives of the Company, Morgan Lewis, Endo and Skadden exchanged further revised drafts of the merger agreement and the stockholder support agreement and participated in calls to discuss the remaining open issues, including the definition of material adverse effect, the provisions related to a fiduciary out, including the size of the termination fee payable to Endo in connection with the termination of the merger agreement in certain circumstances (including the Company’s request to decrease the termination fee payable by the Company to 3.5% of equity value from the 3.75% of equity value requested by Endo), and the provisions relating to employees, including the bonuses for key personnel.

During the morning of October 16, 2020, Skadden sent a revised draft merger agreement to Morgan Lewis, which reflected prior negotiations.

Later that evening, a special meeting of the Company Board was convened. Mr. Truitt and representatives of Centerview summarized the various discussions that had transpired over the course of the prior days between the representatives of the Company and representatives of Endo. The representatives of Morgan Lewis also provided an overview of the merger agreement and summarized the resolutions proposed to be adopted by the Company Board to approve the transaction. Prior to the time that Centerview joined the meeting, a representative of Morgan Lewis reviewed again the relationship disclosure letters that had been made available by Centerview and previously discussed before the engagement of Centerview. Representatives of Centerview then joined the meeting and reviewed its financial analyses based on the Management Projections, which were approved by the Company Board for Centerview’s use in its financial analyses (for additional detail, see “— Management Projections”). The representatives of Centerview then rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated October 16, 2020, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price to be paid in the Offer and the Merger to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “Opinion of Centerview Partners LLC”.

A representative of Morgan Lewis summarized the terms of the proposed final form of the merger agreement and reviewed the Company Board’s fiduciary duties under Delaware law in connection with a potential sale of the Company for cash. The Company Board unanimously approved the merger agreement and resolved to recommend that the stockholders of the Company accept the offer and tender their shares to Purchaser pursuant to the offer.

From October 17 to October 18, 2020, Skadden and Morgan Lewis continued to finalize the transaction agreements.

On October 19, 2020, the Company, Endo and Purchaser executed and delivered a final merger agreement. The Marital Trust U/W/O Edwin H. Wegman Dated 8-10-06 also executed and delivered a stockholder support agreement with Endo and Purchaser, pursuant to which it agreed to tender its shares in the Offer.

Before the opening of trading on the Nasdaq, on October 19, 2020, the Company issued a press release announcing the transaction.

Reasons for the Company Board’s Recommendation

The Company Board, with the assistance of management and the Company’s legal and financial advisors, evaluated the Merger Agreement and the Transactions. The Company Board unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In the course of reaching its recommendation, the Company Board considered a number of material reasons relating to the Merger Agreement and the Transactions, each of which the Company Board believed supported its decision, including the following, which are not necessarily listed in order of relative importance:

•

Premium to Market Price. The Company Board considered the current and historical market prices of the Shares, including the market performance of the Shares relative to those of other participants in the Company’s industry and general market indices, and the fact that the Offer Price of $88.50 per Share represents a substantial and compelling premium to historical market prices of the Shares.

•

Certainty of Value. The Company Board considered that the Offer Price and the Merger Consideration are all cash, so that the Transactions provide certainty, immediate value and liquidity to the Company’s stockholders for their Shares, especially when viewed against any internal or external risks and uncertainties associated with the Company’s standalone strategy.

•

Best Strategic Alternative for Maximizing Stockholder Value. After a thorough review of strategic alternatives and discussions with management and the Company’s financial and legal advisors, the Company Board determined that the Offer Price is more favorable to the stockholders of the Company than the potential value that might have resulted from other strategic options available, including, but not limited to, remaining a standalone public company. In particular:

•

The Company Board considered: (i) the potential value of the potential modification to the License Agreement; and (ii) the potential value of engaging in business development activities to acquire or in-license non-collagenase opportunities to diversify the Company’s portfolio and reduce the Company’s dependence on Endo for revenue.

•

The Company Board also considered the course and history of the Company’s discussions following the receipt of acquisition proposals from Endo including the fact that the Company Board did not accept the initial $85.00 per Share proposal made by Endo and did not determine to enter into a merger agreement with Endo until such offer had been increased to $88.50 per Share, together with the Company Board’s belief that it had obtained Endo’s best and final offer and given that there were limited potential parties who might be interested in the acquisition of the Company and Company A was not interested in pursuing a strategic transaction with the Company, it was unlikely that any other party would be willing to acquire the Company at a higher price.

•

The Company Board also carefully evaluated, with the assistance of the Company’s legal and financial advisors and members of management, the risks and potential benefits associated with other strategic or financial alternatives and the potential for shareholder value creation associated with those alternatives. As part of these evaluations, the Company Board considered:

•

an assessment of the Company’s business, assets and prospects, including the competitive position of Endo’s drugs generating royalty and other income and the regulatory landscape impacting its royalty income and the prospect of acquiring other royalty bearing assets; and

•

the risks associated with the Company’s business and remaining a standalone public company, including: (i) the fact that the Company’s current sole source of revenue is under a License Agreement where the royalty payments are payable for a finite term tied to patent life or market exclusivity; (ii) the risks related to the Company’s dependence on Endo for future opt-in, milestone, mark-up on cost of goods sold and royalty payments under the License Agreement; (iii) the risks and costs associated with a successful launch and commercialization of Qwo™ by Endo; (iv) the risks related to whether Endo will pursue and successfully commercialize XIAFLEX® for non-marketed indications; and (v) the risks related to engaging in business development activities to acquire or in-license non-collagenase opportunities to diversify the Company’s portfolio and reduce the Company’s dependence on Endo for revenue.

•

Likelihood and Speed of Consummation. The Company Board considered the likelihood of completion of the Transactions, including the Offer and the Merger, to be high, particularly in light of the terms of the Merger Agreement and the closing conditions to the Offer and the Merger, including:

•	the conditions to the Offer and the Merger being specific and limited;

•	the absence of any financing condition in the Merger Agreement;

•	the size and financial strength of Endo, and Endo’s ability to fund the Offer Price;

•	the absence of significant anticipated impediments to receiving the requisite regulatory approvals;

•	the remedy of specific performance available to the Company under the Merger Agreement in the event of breaches by Endo and Purchaser;

•	the fact that the Offer and the Merger are not subject to the conditionality and execution risk of any required approval by Endo’s stockholders; and

•

the structure of the Transactions as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will likely elapse before our stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The Company Board also considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•

Opportunity to Receive Unsolicited Alternative Proposals and to Terminate the Merger Agreement in Order to Accept a Superior Proposal. The Company Board considered the terms of the Merger Agreement permitting the Company to receive unsolicited alternative proposals, and the other terms and conditions of the Merger Agreement, including:

•

the Company’s right, prior to the time the Offer is consummated, to respond to and engage in discussions or negotiations with respect to bona fide unsolicited acquisition proposals that the Company Board determines constitutes or is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement) if failing to do so would be inconsistent with the Company Board’s fiduciary duties under applicable law (as more fully described in the Offer to Purchase under Section “— The Merger Agreement — No Solicitation”);

•

the provision of the Merger Agreement allowing the Company Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited Superior Proposal, if the Company Board determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law and subject to Endo’s right to match the Superior Proposal and payment of a termination fee of approximately $23 million (as more fully described in the Offer to Purchase under Section “— The Merger Agreement — BioSpecifics Board Recommendation; Termination for a Superior Proposal; Matching Rights”), which amount the Company Board believes to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals; and

•

the ability of the Company Board under the Merger Agreement to withdraw or modify its recommendation that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer in connection with a Superior Proposal or Intervening Event (as defined in the Merger Agreement) if the Company Board determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law (as more fully described in the Offer to Purchase under Section “— The Merger Agreement — BioSpecifics Board Recommendation; Termination for a Superior Proposal; Matching Rights”).

•

Fairness Opinion from Centerview. The Company Board considered the (i) financial analyses conducted by Centerview, and (ii) the opinion of Centerview rendered to the Company Board on October 16, 2020, which was subsequently confirmed by delivery of a written opinion dated October 16, 2020 that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid in the Offer and the Merger to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of Centerview Partners LLC.” The full text of the written opinion, dated October 16, 2020, of Centerview has been included as Annex A to this Schedule 14D-9 and are incorporated herein by reference.

•

Availability of Appraisal. The Company Board also considered the availability of appraisal rights under the DGCL to holders of shares of common stock who do not tender their Shares in the Offer and comply with all of the required procedures under the DGCL, which provides those eligible stockholders with an opportunity to have a Delaware court determine the fair value of their Shares, which may be more than, less than, or equal to the amount such stockholders would have received under the Merger Agreement.

The Company Board also considered a variety of risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the Transactions, including the following, which are not necessarily listed in order of relative importance:

•

the fact that the Company would no longer exist as an independent, publicly traded company, and the Company’s stockholders would no longer participate in any future earnings or growth of the Company or benefit from the successful execution of the Company’s current strategy as a public company;

•	the potential risk of diverting management attention and resources from the operation of the Company’s business and towards completion of the Offer and the Merger;

•	the risk of incurring substantial expenses related to the Offer and the Merger;

•	the risk that any conditions to the parties’ obligations to complete the Offer and the Merger are not satisfied, and as a result, the Transactions are not completed;

•

the risks and costs to the Company if the Transactions do not close, including uncertainty about the effect of the proposed Offer and Merger on the Company’s employees and other parties, which may impair the Company’s ability to attract, retain and motivate key personnel, and could cause partners and others to seek to change existing business relationships with the Company;

•	the possibility that under certain circumstances, the Company may be required to pay Endo a termination fee of approximately $23 million;

•	the fact that the gain realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•

the restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger; and

•

various other risks associated with the Merger and the business of the Company, as more fully described below under the caption “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements.”

The Company Board concluded that the risks, uncertainties, restrictions and potentially negative reasons associated with the Transactions were outweighed by the potential benefits of the Transactions.

The foregoing discussion of the Company Board’s reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material factors considered by the Company Board in connection with its recommendation. In view of the wide variety of reasons considered by the Company Board in connection with the evaluation of the Offer and the complexity of these matters, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Company Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Company Board considered the interests of our executive officers and directors as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.

The foregoing description of the consideration by the Company Board of the reasons supporting the Merger Agreement and Transactions is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements”.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, the directors, executive officers, affiliates and subsidiaries of the Company currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

In connection with the Merger Agreement, the Supporting Stockholder, representing approximately 12.7% of the issued and outstanding Shares, entered into the Support Agreement. The Support Agreement generally requires that the Supporting Stockholder validly tender all of its shares after commencement of the Offer and to vote against any action, agreement or transaction involving the Company that can impede, interfere with or prevent the consummation of the Transaction. The Support Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the delivery of written notice of termination by the Supporting Stockholder to Endo and Purchaser following any amendment, modification, change or waiver to any provision of the Merger Agreement that decreases the amount or changes the form of the cash consideration (other than adjustments in accordance with the terms of the Merger Agreement), (iii) the Company’s Board or any authorized committee thereof has effected a Company Board Recommendation Change (as defined in the Merger Agreement) in accordance with the terms and conditions of the Merger Agreement, and (iv) the Effective Time.

This summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9, and is incorporated by reference herein.

Management Projections

The Company does not, as a matter of course, publicly disclose long term forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of a proposed transaction, at the direction of the Company Board, management of the Company prepared certain non-public, unaudited prospective financial information for fiscal years 2021 through 2028 (the “Management Projections”). The Management Projections were provided to Centerview, the Company’s financial advisor, and were relied upon by Centerview in connection with the rendering of its opinion to the Company Board and in performing the related financial analyses as described in “ — Opinion of the Company’s Financial Advisor” and were the only financial projections with respect to the Company used by Centerview in performing such financial analyses. The

Management Projections were also provided to the Company Board in considering, analyzing and evaluating the Transactions and approved by the Company Board for Centerview’s use.

The Company is summarizing the Management Projections in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was prepared for the Company Board for purposes of considering and evaluating Endo’s proposal. The Company makes and has made no representation to Endo or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information.

The Management Projections were prepared in October 2020 by the Company management based on their financial, operating and commercial assumptions about the Company’s continued operation as a standalone, publicly traded company. The Management Projections reflect a risk-adjusted outlook, based on certain internal assumptions about the probability of technical success and regulatory approvals and commercialization of XIAFLEX® for additional indications and other relevant factors related to the Company’s long-range operating plan, including a favorable outcome of the pending litigation on royalty obligations, a successful launch of Qwo™ and an expansion of the indications for XIAFLEX® that are commercialized and generate revenue for the Company. The Management Projections also reflect royalty payment revenue that is payable for a finite term under the License Agreement. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Management Projections.

Cautionary Note About the Management Projections

The Management Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the Company’s control. The Management Projections reflect numerous estimates and assumptions made by the Company’s management, based on information available at the time the Management Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions, and matters specific to the royalty-bearing products and product candidates, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the Management Projections accurately reflect future trends or accurately estimate the future market for XIAFLEX®, or Qwo™ or the probability of success for new indications. Important factors that may affect actual results and result in the Management Projections not being achieved include, but are not limited to, the ability of Endo to achieve its objectives for XIAFLEX® and Qwo™; the market for XIAFLEX® in, and timing, initiation, and outcome of clinical trials for, additional indications, which will determine the amount of milestone, royalty, mark-up on cost of goods sold, license, and sublicense income that the Company may receive; the potential of XIAFLEX® to be used in additional indications; Endo modifying its objectives or allocating resources other than to XIAFLEX® and Qwo™; the impacts of the novel coronavirus (COVID-19) global pandemic, the term of the royalty obligations of Endo under the License Agreement, the outcome of the Company’s pending litigation relating to its royalty obligations to a third party and other risk factors described in the Company’s annual report on Form 10¬K for the fiscal year ended December 31, 2019, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. Further, the Management Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those shown.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Management Projections. The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Management Projections to be predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates, advisors or representatives assumes any responsibility for the accuracy of this information. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Management Projections, except as may otherwise be required by law. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Management Projections, the likelihood that the Management Projections will be achieved, the results of the Company’s clinical trials, the effectiveness or marketability of the Company’s products or product candidates or the overall future performance of the Company. The Management Projections were prepared based on the Company’s continued operation as a standalone company and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Management Projections are subjective in many respects and are thus subject to interpretation.

The Management Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Management Projections were provided to the Company Board and to Centerview to evaluate the Transactions. The Management Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.

Certain of the Management Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used in the Management Projections may not be comparable to similarly titled measures used by other companies. The Company has not provided reconciliations of the non-GAAP Management Projections to the comparable GAAP measure due to no reasonably accessible or reliable comparable GAAP measures for these measures and because of the inherent difficulty in forecasting and quantifying these measures that are necessary for such reconciliation. In the view of the Company’s management, the Management Projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management at the time of their preparation.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN PREPARED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT PROJECTIONS ARE NO LONGER APPROPRIATE.

The following table sets forth a summary of the Management Projections (dollar amounts in millions of U.S. dollars).

	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Total Net Revenue(1)	$53	$66	$81	$98	$112	$128	$141	$62
less: Total R&D Expense	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(0)
less: Total G&A Expense(2)	$(10)	$(10)	$(10)	$(10)	$(10)	$(11)	$(11)	$(6)
EBIT(3)	$43	$55	$70	$87	$101	$116	$130	$56
less: Unlevered Tax Expense(4)	$(9)	$(12)	$(15)	$(18)	$(21)	$(24)	$(27)	$(12)
less: Capital Expenditures	—	—	—	—	—	—	—	—
plus: Depreciation and Amortization	$(0)	$(0)	$(0)	$(0)	$(0)	$(0)	$(0)	$(0)
plus/less: Change in Net Working Capital	$(3)	$(2)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)
Unlevered Free Cash Flow	$31	$42	$54	$68	$79	$91	$102	$43

(1)	Net of estimated sublicense fees payable by the Company.
(2)	Includes non-cash compensation based expense, which was treated as a cash expense.
(3)	Earnings before interest expenses and taxes.
(4)	Assumes taxes payable at a tax rate of 21%.

Opinion of Centerview Partners LLC

On October 16, 2020, Centerview rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated October 16, 2020, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price proposed to be paid in the Offer and the Merger to the holders of Shares (other than Excluded Shares (as defined in such opinion)) pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated October 16, 2020, which describes the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex A. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price to be paid in the Offer and the Merger to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender its Shares in connection with the Offer, or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Agreement and Plan of Merger, dated October 16, 2020 (the “Draft Merger Agreement”);

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2019, December 31, 2018 and December 31, 2017;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant, and also conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price to be paid in the Offer and the Merger to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Offer Price to be paid in the Offer and the Merger to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender its Shares in connection with the Offer or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated October 16, 2020. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transaction. None of the Company, Endo, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 16, 2020 (the last trading day before the public announcement of the Transaction) and is not necessarily indicative of current market conditions. The implied per share equity value ranges described below were based on the Company’s fully diluted Shares outstanding (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units) as of October 15, 2020, as set forth in the Internal Data.

Selected Public Company Analysis

Centerview reviewed certain financial information of the Company and compared it to corresponding financial information of certain publicly traded companies with royalty rights to pharmaceutical products that Centerview selected based on its experience and professional judgment (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion). Although none of the selected companies is directly comparable to the Company, the companies listed below were chosen by Centerview because, among other reasons, they are publicly traded companies with certain operational, business or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company.

However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of October 16, 2020, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents), as a multiple of Wall Street research analyst consensus estimated EBITDA (earnings before interest, taxes, depreciation and amortization) for fiscal year 2021 of such company. Such multiple is referred to, with respect to the selected companies, as “2021 EV/EBITDA Multiple.”

The selected companies are summarized below:

Company	2021 EV/EBITDA Multiple
Innoviva, Inc.	5.8x
Ligand Pharmaceuticals Incorporated	12.4x
Theravance Biopharma, Inc.	nm	*
Median	9.1x

*	Negative EV/EBITDA multiple denoted as not meaningful.

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of 2021 EV/EBITDA Multiples of 7.0x to 10.0x. In selecting this reference range, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of 2021 EV/EBITDA Multiples to the Company management’s estimated 2021 EBITDA of $43 million, as set forth in the Internal Data, and adding to it the Company’s estimated net cash of $125 million as of December 31, 2020, as set forth in the Internal Data, and dividing the result of the foregoing calculations by the number of fully-diluted Shares outstanding (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units) as of October 15, 2020, as set forth in the Internal Data, resulted in an implied per share equity value range for each Share of approximately $57.63 to $74.73. Centerview then compared this range to the Offer Price of $88.50 per Share in cash, without interest, proposed to be paid in the Offer and the Merger to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Forecasts and the calculations of risk-adjusted, after-tax unlevered free cash flows. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated an implied per share equity value range for the Shares, by:

(a) discounting to present value as of December 31, 2020 using discount rates ranging from 7.5% to 9.5% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital) and using the mid-year convention, the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on January 1, 2021 and ending on December 31, 2028 utilized by Centerview at the direction of the Company management and approved by the Company Board for use by Centerview and, adding to the foregoing result in (a),

(b) the Company’s estimated net cash of $125 million as of December 31, 2020, as set forth in the Internal Data.

Centerview divided the results of the foregoing calculations by the Company’s fully diluted Shares outstanding (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units) as of October 15, 2020, as set forth in the Internal Data.

This analysis resulted in an implied per Share equity value range for the Shares of approximately $63.73 to $67.37. Centerview then compared this range to the Offer Price of $88.50 per Share in cash, without interest, proposed to be paid in the Offer and the Merger to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Price Trading Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ending on October 16, 2020 (the last trading day before the public announcement of the Transaction), which reflected low and high closing prices for the Shares during such period of $44.01 to $67.90 per Share.

•	Analyst Price Target Analysis. Centerview reviewed the stock price target for the Shares of $100.00 per Share in the Wall Street research analyst report publicly available as of October 16, 2020.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or management of the Company with respect to the Offer Price or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Endo and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for its current engagement, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview was not engaged to provide financial advisory or other services to Endo, and Centerview did not receive any compensation from Endo during such period. Centerview may provide financial advisory and other services to or with respect to the Company or Endo or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of its affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Endo, or any of their respective affiliates, or any other party that may be involved in the Transaction.

The Company Board selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Centerview’s services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $14.5 million, $1 million of which was payable upon the earlier to occur of (i) the date on which the Company entered into the Merger Agreement and (ii) the rendering of Centerview’s opinion and approximately $13.5 million of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Item 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Other than the scheduled vesting and exercise of Company Options or the scheduled vesting of Company RSUs, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the

Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9 (including the exhibits hereto) or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the tender offer that relate to any of the following: (i) a tender offer for, or other acquisition of, the Company’s securities by the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth above or otherwise set forth in this Schedule 14D-9 (including the exhibits hereto), there has been no transaction, board resolution, agreement in principle or signed contract entered into in response to the tender offer that relates to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	ADDITIONAL INFORMATION.

Named Executive Officer Golden Parachute Compensation

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Golden Parachute Compensation,” regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Amendment to Rights Agreement

On October 19, 2020, in connection with the execution of the Merger Agreement, the Company and Worldwide Stock Transfer, LLC (the “Rights Agent”) entered into Amendment No. 1 to Rights Agreement (the “Rights Agreement Amendment”) to that certain Rights Agreement, dated as of April 10, 2020 (the “Rights Agreement”), for the purpose of amending the Rights Agreement to render it inapplicable to the Merger Agreement, the execution thereof, and the performance or consummation of the transactions contemplated thereby, including, without limitation, the Merger and the Offer. In particular, the Rights Agreement Amendment provides that (i) none of the approval, adoption, execution, delivery, and/or amendment of the Merger Agreement, the public announcement and/or public disclosure by any person of the Merger Agreement or any of the transactions contemplated thereby, including, without limitation, the Merger and the Offer, or the performance and/or consummation of any of the transactions contemplated by the Merger Agreement, including, without limitation, the Merger and the Offer, will result in (A) any of Endo or Purchaser, or any of their respective Affiliates or Associates, either individually or together, being deemed to be an Acquiring Person, Beneficial Owner of or of Beneficially Owning the Company’s common stock or other securities, (B) the occurrence of a Triggering Event, (C) the occurrence of a Distribution Date, (D) the occurrence of a Shares Acquisition Date, or (E) the occurrence of a Section 11(a)(ii) Event or a Section 13 Event, and (ii) if they have not previously expired, the Rights expire immediately prior to the Effective Time of the Merger, but only if such Effective Time shall occur.

The foregoing description of the Rights Agreement Amendment is qualified in its entirety by reference to the full text of each of the Rights Agreement and the Rights Agreement Amendment, which have been filed as Exhibits (e)(17) and (e)(18), respectively, to this Schedule 14D-9 and are incorporated by reference herein. Capitalized terms in the foregoing description of the Rights Agreement Amendment that are not defined shall have the meaning ascribed to such terms in the Rights Agreement.

Stockholder Approval of the Merger Not Required

The Company Board has approved the Merger Agreement, the Offer and the Merger, and Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to adopt the merger agreement governing the merger, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the vote of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “ — Appraisal Rights.” Stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Section 203 of the Delaware Business Combination Statute

A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a publicly traded Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other options, prior to such time the board of directors of the corporation approved either the business combination or the transactions that resulted in the stockholder becoming an interested stockholder.

Neither Endo nor Purchaser is, or at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In accordance with the provisions of Section 203 of the DGCL, the Company Board has approved the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, as described in Item 4 above and for purposes of Section 203 of the DGCL.

Notwithstanding the foregoing, the Company has opted out of Section 203 of the DGCL in its Charter.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case, in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares immediately before the Effective Time, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value.

Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex B. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that the Company will take no action to perfect any appraisal rights of any stockholder.

All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker, bank or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. In addition, all references in this summary to the Offer Price shall be deemed to refer to the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest and less any applicable withholding taxes).

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that the Company’s stockholders exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must, in addition to the other requirements set forth in Section 262 of the DGCL, do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to the Company at 2 Righter Parkway, Delaware Corporate Center II, Wilmington, DC 19803, Attention: Chief Financial Officer, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to the Company, at 2 Righter Parkway, Delaware Corporate Center II, Wilmington, DC 19803, Attention: Chief Financial Officer. A written demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificate (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds such shares through a central securities depository nominee, a demand for appraisal of such shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the shares, which may be a central securities depository nominee if the shares have been so deposited.

A record stockholder, such as a broker, bank or other nominee who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”), with a copy served on the Company, demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a Petition and holders should not assume that the Company will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given to the stockholder within 10 days after a request by such stockholder for the information has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a Petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of a Petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.

In determining such “fair value,” the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his or her demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and related rules and regulations issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Endo by virtue of Purchaser’s acquisition of the Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC. The parties agreed in the Merger Agreement that Endo shall file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer as promptly as reasonably practicable, but no later than ten business days from the date of the Merger Agreement. Under the HSR Act, the required waiting period will expire at 11:59 p.m., Eastern Time on the 15th calendar day after the filing by Endo, unless earlier terminated by the FTC or Endo receives a request for additional information or documentary material (“Second Request”) from the FTC prior to that time. If a Second Request issues, the waiting period with respect to the Offer would be extended for an additional period of ten calendar days following the date of Endo’s substantial compliance with that request. The FTC may terminate the additional ten-day waiting period before its expiration. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one additional waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the timing of the purchase of Shares in the Offer could be delayed only by court order or with Endo’s and the Company’s consent. It is also possible that Endo and the Company could enter into a timing agreement with the FTC that could affect the timing of the purchase of Shares in the Offer. Complying with a Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make its filing nor failure to comply with its own Second Request in a timely manner will change the waiting period with respect to the purchase of Shares in the Offer.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser’s acquisition of Shares in the Offer (and the Merger). At any time before or after Purchaser’s purchase of Shares in the Offer (and the Merger), the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer (and the Merger), the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Endo, the Company or any of their respective subsidiaries or affiliates. At any time before or after the completion of the Offer and the Merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state may also bring legal action under federal and state antitrust laws and consumer protection laws as they deem necessary. Private parties also may bring legal actions under the antitrust laws under certain circumstances.

Endo and the Company also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Endo and the Company are engaged, the Company believes that no antitrust premerger notification filing is required outside the United States.

Based upon an examination of publicly available and other information relating to the businesses in which Endo is engaged, the Company believes that the acquisition of Shares in the Offer (and the Merger) should not violate applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Legal Proceedings

There are currently no legal proceedings relating to the Offer or the Merger.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements related to the Company and the acquisition of the Company by Endo that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the Company and members of its senior management team. Forward-looking statements include, without limitation, statements regarding the business combination and related matters, prospective performance and opportunities, post-closing operations and the outlook for the Company’s business, including, without limitation, timing of regulatory filings and action; the ability of Endo to achieve its objectives for XIAFLEX® and Qwo™; the market for XIAFLEX® in, and timing, initiation, and outcome of clinical trials for, additional indications, which will determine the amount of milestone, royalty, mark-up on cost of goods sold, license, and sublicense income that the Company may receive; the potential of XIAFLEX® to be used in additional indications; the impacts of the novel coronavirus (COVID-19) global pandemic. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: (i) uncertainties as to the timing of the Offer and the subsequent Merger; (ii) the risk that the Offer or the subsequent Merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the Offer or the subsequent Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations, or restrictions placed on such approvals); (vi) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with whom it does business, or its operating results and business generally; (viii) risks related to diverting management’s attention from the Company’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification, and liability; and (x) risks and uncertainties pertaining to the Company’s business, including, without limitation, the risks and uncertainties detailed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, its Quarterly Report on Form 10-Q for the period ended June 30, 2020, and its other filings with the SEC, as well as the tender offer materials to be filed by Purchaser and Endo in connection with the Offer. All forward-looking statements are based on information currently available to the Company, and the Company assumes no obligation and disclaims any intent to update any such forward-looking statements.

Item 9.	EXHIBITS.

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 2, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on the Schedule TO filed with the SEC by Endo International plc on November 2, 2020).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on the Schedule TO filed with the SEC by Endo International plc on November 2, 2020).

(a)(1)(C)

Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on the Schedule TO filed with the SEC by Endo International plc on November 2, 2020).

Exhibit No.	Description

(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on the Schedule TO filed with the SEC by Endo International plc on November 2, 2020).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on the Schedule TO filed with the SEC by Endo International plc on November 2, 2020).

(a)(1)(F)	Summary Newspaper Advertisement, published on November 2, 2020 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on the Schedule TO filed with the SEC by Endo International plc on November 2, 2020).

(a)(5)(A)	Press Release issued by the Company, dated October 19, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by the Company on October 19, 2020).

(a)(5)(B)*	Opinion, dated October 16, 2020, of Centerview Partners LLC (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of October 19, 2020, by and among the Company, Endo International plc and Beta Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by the Company on October 19, 2020).

(e)(2)*	Confidentiality Agreement, dated as of September 22, 2020, by and between the Company and Endo International plc.

(e)(3)	Support Agreement, dated as of October 19, 2020 by and between Endo International plc, Beta Acquisition Corp. and Marital Trust U/W/O Edwin H. Wegman dated 8-10-06 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Endo International plc on October 19, 2020).

(e)(4)	Definitive Proxy Statement on Schedule 14A (incorporated by reference to the DEF 14A filed with the SEC by the Company on April 29, 2020).

(e)(5)	BioSpecifics Technologies Corp. 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed with the SEC by the Company on June 26, 2019).

(e)(6)	BioSpecifics Technologies 2019 Omnibus Incentive Compensation Plan Form of Nonqualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on November 12, 2019).

(e)(7)	BioSpecifics Technologies 2019 Omnibus Incentive Compensation Plan Form of Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on August 9, 2019).

(e)(8)	BioSpecifics Technologies 2019 Omnibus Incentive Compensation Plan Form of Officer Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on August 9, 2019).

(e)(9)	Employment Letter Agreement, dated January 6, 2020, by and between the Company and Patrick Hutchison (incorporated by reference to Exhibit 10.30 of the Annual Report on Form 10-K filed with the SEC by the Company on March 16, 2020).

(e)(10)	Employment Agreement, dated April 7, 2020, by and between the Company and Joseph Truitt (incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on May 11, 2020).

(e)(11)	Confidentiality and Inventions Assignment Agreement, dated April 1, 2020, by and between the Company and Joseph Truitt (incorporated by reference to Exhibit 10.6 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on May 11, 2020).

Exhibit No.	Description

(e)(12)	Amendment to Letter Agreement, dated June 4, 2020, by and between the Company and Patrick Hutchison (incorporated by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on August 10, 2020).

(e)(13)	Employment Agreement, dated June 19, 2020, by and between the Company and Alex Montieth (incorporated by reference to Exhibit 10.6 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on August 10, 2020).

(e)(14)	Restated Certificate of Incorporation of BioSpecifics Technologies Corp. (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-3 filed with the SEC by the Company on June 26, 2020).

(e)(15)	Amended and Restated Bylaws of BioSpecifics Technologies Corp. (incorporated by reference to Exhibit 3.2 of the Annual Report on Form 10-K filed with the SEC by the Company on March 7, 2014).

(e)(16)	Amendment to the Amended and Restated Bylaws of BioSpecifics Technologies Corp. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by the Company on February 26, 2014).

(e)(17)	Rights Agreement, dated as of April 10, 2020, by and between the Company and Worldwide Stock Transfer, LLC, as rights agent (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the SEC by the Company on April 10, 2020).

(e)(18)	Amendment No. 1 to Rights Agreement, dated as of October 19, 2020, to the Rights Agreement, dated as of April 10, 2020, by and between the Company and Worldwide Stock Transfer, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the SEC by the Company on October 19, 2020).

*	Filed herewith.

Annex A — Opinion, dated October 16, 2020, of Centerview Partners LLC.

Annex B — Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSPECIFICS TECHNOLOGIES CORP.

Dated: November 2, 2020	By:	/s/ Joseph Truitt
	Name:	Joseph Truitt
	Title:	Chief Executive Officer